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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               ENGLE HOMES, INC.
                       (Name Of Subject Company (Issuer))

                            HELIOS ACQUISITION CORP.
                          TECHNICAL OLYMPIC USA, INC.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   292896107
                     (Cusip Number of Class of Securities)

                             HOLLY A. HUBENAK, ESQ.
                          TECHNICAL OLYMPIC USA, INC.
                           1200 SOLDIERS FIELD DRIVE
                            SUGAR LAND, TEXAS 77479
                                 (281) 243-0127
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:

                             JAMES M. PRINCE, ESQ.
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                                  1001 FANNIN
                              HOUSTON, TEXAS 77002
                                 (713) 758-2222
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                           CALCULATION OF FILING FEE

             Transaction Valuation*                            Amount of Filing Fee**
                   $226,079,805                                        $45,216

    * Estimated for purposes of calculating the filing fee only. Calculated by multiplying $19.10, the Offer price per Share, by 11,836,639, the sum of 10,871,539 currently outstanding Shares sought in the Offer and 965,100 Shares subject to options.

    ** 1/50 of one percent of Transaction Valuation.
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    [ ] Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A
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      Form or Registration No.: N/A
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      Filing Party: N/A
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      Date Filed: N/A
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    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.
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Check the following box if the filing is a final amendment reporting the results of the tender offer:

    [ ]
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

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Helios Acquisition Corp. (the "Purchaser"), a Florida corporation, and a direct wholly owned subsidiary of Technical Olympic USA, Inc. ("Technical Olympic"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, (the "Shares") of Engle Homes, Inc. (the "Company"), at a price of $19.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000 (as may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(2) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The information in the Offer to Purchase, including the schedule thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Offer to Purchase dated October 20, 2000.
         (a)(2)          -- Letter of Transmittal.
         (a)(3)          -- Notice of Guaranteed Delivery.
         (a)(4)          -- Form of letter, dated October 20, 2000, to brokers,
                            dealers, commercial banks, trust companies and other
                            nominees.
         (a)(5)          -- Form of letter, dated October 20, 2000, to clients to be used by brokers, dealers, commercial banks, trust
                            companies and other nominees.
         (a)(6)          -- IRS Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9.
         (a)(7)          -- Joint Press Release issued by the Company and Technical
                            Olympic on October 12, 2000. This press release was filed
                            under cover of Schedule TO with the Securities and
                            Exchange Commission on October 12, 2000, and is
                            incorporated herein by reference.
         (a)(8)          -- Joint Press Release issued by the Company and Technical
                            Olympic on October 20, 2000.
         (a)(9)          -- Form of summary advertisement dated October 20, 2000.
         (d)(1)          -- Agreement and Plan of Merger, dated as of October 12,
                            2000, by and among the Company, Technical Olympic and the
                            Purchaser.
         (d)(2)          -- Stock Voting and Tender Agreement, dated as of October
                            12, 2000, by and among the Purchaser, Technical Olympic
                            and certain shareholders of the Company.
         (d)(3)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Alec Engelstein (including a
                            Non-Competition Agreement in the form attached as Exhibit
                            A).
         (d)(4)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Harry Engelstein.
         (d)(5)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and John A. Kraynick.
         (d)(6)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Lawrence R. Shawe.
         (d)(7)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and David Shapiro.
         (d)(8)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Paul M. Leikert.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TECHNICAL OLYMPIC USA, INC.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President, Secretary
                                                     and
                                                 General Counsel

                                            HELIOS ACQUISITION CORP.

                                            By:      /s/ HOLLY A. HUBENAK
                                              ----------------------------------
                                              Name: Holly A. Hubenak
                                              Title: Vice President and
                                                     Secretary

Dated: October 20, 2000

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Offer to Purchase dated October 20, 2000.
         (a)(2)          -- Letter of Transmittal.
         (a)(3)          -- Notice of Guaranteed Delivery.
         (a)(4)          -- Form of letter, dated October 20, 2000, to brokers,
                            dealers, commercial banks, trust companies and other
                            nominees.
         (a)(5)          -- Form of letter, dated October 20, 2000, to clients to be used by brokers, dealers, commercial banks, trust
                            companies and other nominees.
         (a)(6)          -- IRS Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9.
         (a)(7)          -- Joint Press Release issued by the Company and Technical
                            Olympic on October 12, 2000. This press release was filed
                            under cover of Schedule TO with the Securities and
                            Exchange Commission on October 12, 2000, and is
                            incorporated herein by reference.
         (a)(8)          -- Joint Press Release issued by the Company and Technical
                            Olympic on October 20, 2000.
         (a)(9)          -- Form of summary advertisement dated October 20, 2000.
         (d)(1)          -- Agreement and Plan of Merger, dated as of October 12,
                            2000, by and among the Company, Technical Olympic and the
                            Purchaser.
         (d)(2)          -- Stock Voting and Tender Agreement, dated as of October
                            12, 2000, by and among the Purchaser, Technical Olympic
                            and certain shareholders of the Company.
         (d)(3)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Alec Engelstein (including a
                            Non-Competition Agreement in the form attached as Exhibit
                            A).
         (d)(4)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Harry Engelstein.
         (d)(5)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and John A. Kraynick.
         (d)(6)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Lawrence R. Shawe.
         (d)(7)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and David Shapiro.
         (d)(8)          -- Employment Agreement, dated as of October 12, 2000,
                            between the Company and Paul M. Leikert.